April 15, 2011

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	Federated Asset Allocation Fund (the “Trust”):

Form N-14 for the Reorganization of Managed Portfolio, a Series of EquiTrust

Series Fund, Inc., into Federated Asset Allocation Fund, a Series of the Trust

Ladies and Gentlemen:

On behalf of the Trust, transmitted herewith please find the Registration Statement on Form N-14, including the Notice of Special Meeting of Shareholders, Combined Proxy Statement/Prospectus, Statement of Additional Information, Form of Proxy Card, and relevant exhibits, with respect to the above-captioned reorganization. Pursuant to Rule 488 under the Securities Act of 1933, the Registration Statement for the Trust on Form N-14 filed herewith is expected to become automatically effective on May 16, 2011.

Please note that, in addition to the above-captioned reorganization, the Combined Proxy Statement/Prospectus relates to the proposed reorganizations of other series of EquiTrust Series Fund, Inc. into other funds managed by the Trust’s investment adviser. Form N-14 filings for these other reorganizations are being submitted at the same time as this filing.

This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the Trust.

If you have any questions or comments concerning the foregoing, please call me at (617) 261-3240.

Sincerely,

/s/ George P. Attisano
George P. Attisano